UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter dated February 17, 2022 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, February 17th, 2022 Comisión Nacional de Valores

Dear Sirs,

Re.: Telecom Argentina S.A.

Mandatory Public Tender Offer

In re. “Burgueño Daniel Fernando a / EN - CNV a /Legal Proceeding (Proceso de Conocimiento)” (Docket 33,763/2019)

I am writing to you as Attorney in fact of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), in relation to the Mandatory Public Tender Offer promoted by Cablevisión Holding S.A. (“CVH”) on June 21, 2018.

In this regard, we attach hereto the note received today from CVH, informing that today the Supreme Court of Justice dismissed the direct appeal filed by the Comisión Nacional de Valores (“CNV”) in the case mentioned above, not admitting the extraordinary appeal filed by the CNV against the resolution rendered by Chamber V of the Federal Court of Appeals on Administrative Litigation Matters.

Said resolution of Chamber V of the Federal Court of Appeals on Administrative Litigation Matters provided that CVH is not reached by the obligation to conduct the Mandatory Public Tender Offer of shares of Telecom Argentina, pursuant to the terms set forth in Article 32, paragraph k) of the CNV Resolution 779/18, ordered the CNV to deem the proceedings that were timely initiated concluded and informed CVH that it must cease to continue the proceedings initiated with respect to the Mandatory Public Tender Offer.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

ATTACHMENT FREE TRANSLATION Buenos Aires, February 17th, 2022

Mr. Chairman of the Board of Directors

of Telecom Argentina S.A.

General Hornos 690, City of Buenos Aires

Re.: Mandatory Public Tender Offer. In re. “BURGUEÑO DANIEL FERNANDO a / EN - CNV a /LEGAL PROCEEDING (PROCESO DE CONOCIMIENTO)” (DOCKET 33,763/2019).

Dear Sir,

María Lucila Romero, in my capacity as Attorney in fact of of Cablevisión Holding S.A. (“the Company”), with its registered office at Florida 954, City of Buenos Aires, tel 5236-0543 mail mrios@svya.com.ar, am writing to you to inform that today the Supreme Court of Justice dismissed the direct appeal filed by the Comisión Nacional de Valores (“CNV”) in the case mentioned above, not admitting the extraordinary appeal filed by the CNV against the resolution rendered by Chamber V of the Federal Court of Appeals on Administrative Litigation Matters.

Said resolution of Chamber V of the Federal Court of Appeals on Administrative Litigation Matters provided that the Company is not reached by the obligation to conduct the Mandatory Public Tender Offer of shares of Telecom Argentina S.A., pursuant to the terms set forth in Article 32, paragraph k) of the CNV Resolution 779/18, ordered the CNV to deem the proceedings that were timely initiated concluded and informed the Company that it must cease to continue the proceedings initiated with respect to the Mandatory Public Tender Offer.

Sincerely,

Cablevisión Holding S.A.

/s/ María Lucila Romero
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	February 17, 2022	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations